August 28, 2019

Jeffrey Feeler
President and Chief Executive Officer
US Ecology Parent, Inc.
101 S. Capitol Blvd., Suite 1000
Boise, Idaho 83702

       Re: US Ecology Parent, Inc.
           Registration Statement on Form S-4
           File No. 333-232930
           August 1, 2019

Dear Mr. Feeler:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1. Please provide the consent of the financial advisors that rendered the fairness opinions.
       Refer to Question 141.01 of our Securities Act Sections Compliance and Disclosure
       Interpretations.
Questions and Answers About the Mergers and the Special Meetings
Q. What is the value of the merger consideration, page 2

2.     Please disclose the exchange ratio in this section.

Summary
Interests of US Ecology Directors and Executive Officers in the Mergers
 Jeffrey Feeler
FirstName LastNameJeffrey Feeler
US Ecology Parent, Inc.
Comapany NameUS Ecology Parent, Inc.
August 28, 2019
August 28, 2019 Page 2
Page 2
FirstName LastName
Interests of NRCG Directors and Executive Officers in the Mergers, page 21

3.       Please quantify and summarize the interests to which you refer.
Risk Factors
Executive officers and directors of each of US Ecology and NRCG may have certain interests in the Mergers..., page 42

4. Please revise the language that says executive officers "may have interests" and "these interests include, but are not limited to" in order to give shareholders an overview of the risk.
US Ecology Proposals
NRCG Proposals, page 60

5. For each proposal, provide investors with a more fulsome overview, rather than referring investors to the merger agreement. Please make this change for both companies.
Background of the Mergers, page 74

6. We note in April and May, NRCG discussed the use of a collar provisions with Evercore.
         Please disclose why the Board decided not to pursue a collar. Unaudited Pro Forma Condensed Combined Financial Statements
Note 2. Calculation of Estimated Merger Consideration and Preliminary Purchase Price
Allocation, page 171

7. Please disclose the fair value and weighted average depreciation period of property and equipment by category.
8. Please provide a discussion of the fair value methodologies along with the material assumptions used to estimate the fair value of each category of intangible assets identified.
Exhibits

9. Please refer to Exhibit 23.4 and include the city and state for Jaynes, Reitmeier, Boyd
         & Therrell, P.C.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jeffrey Feeler
US Ecology Parent, Inc.
August 28, 2019
Page 3

        You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at
(202) 551-3464 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameJeffrey Feeler
                                                           Division of
Corporation Finance
Comapany NameUS Ecology Parent, Inc.
                                                           Office of
Manufacturing and
August 28, 2019 Page 3                                     Construction
FirstName LastName